September 18, 2009

Ms. Cicely LaMothe
Branch Chief
Mail Stop 3010
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:           Raymond James Financial, Inc.
Form 10-K for Year Ended September 30, 2008
Form 10-Q for Quarter Ended December 31, 2008 and March 31, 2009
File No. 001-09109

Dear Ms. LaMothe:

This letter is in response to your comment letter dated September 8, 2009.  Comments in your letter are restated herein in bold, followed by our response.

Form 10-Q for the quarter ended June 30, 2009

Financial Statements and Notes

Note 6 – Bank Loans, Net, page 24

1.
Based on the tabular presentation and related disclosure on page 26, we note the increased allowance for loan losses and net charge-offs for the quarter and the related disclosure addressing the components of the allowance.  Please clarify how Shared National Credits with agent banks are evaluated.  In this regard, it is not clear how the reviews performed by the agent banks are considered in your analysis and how the timing of their examinations impact your analysis.  Please tell us the procedures used in monitoring these agent banks and how the related reserves are determined.  Also revise in future filings to include an expanded discussion of your shared national credits, including risks associated with this type of lending and how you monitor those risks.

Raymond James Bank (“RJ Bank”) evaluates Shared National Credits (“SNCs”) in the same way as it would any other commercial loan in its portfolio.  Loans are reviewed by RJ Bank credit personnel at least quarterly for financial performance and compliance with terms and conditions.  Criticized loans are reviewed on a monthly basis.  As part of the ongoing review process, loans may be upgraded or downgraded depending upon financial performance of both the loan and the underlying borrower.  Such upgrades and downgrades impact the level of reserves on a SNC the same as with any other loan in RJ Bank’s portfolio.

Any monthly or quarterly review that an agent bank may perform on a SNC has no impact on RJ Bank’s view of the credit.  In fact, most agent banks will not share their own internal ratings of a SNC with either RJ Bank or any other participating bank.  However, each credit that is designated as a SNC is subject to being reviewed annually as part of the agent bank regulators’ SNC review process.  Most SNC loans are reviewed annually by their agent bank’s regulator, a process in which   the other participating banks have no involvement (e.g. a SNC whose agent is a national bank would be reviewed by The Office of the Comptroller of the Currency).  Once the SNC annual regulatory review process is complete, RJ Bank receives a summary of the review of these SNC credits from that regulator.  This summary includes a synopsis of each credits’ ratings, loans that are designated for non-accrual status and directed charge-offs.  RJ Bank must comply with non-accrual designations and directed charge-offs, and unless there have been material changes in the credit since the time of the review, must also comply with the rating recommendation.  This insures that each bank participating in a SNC loan rates the loan consistently. Any rating changes impact RJ Bank’s reserves and charge-offs during the quarter that the SNC information is received from the regulator. The amount of such adjustments depend upon the rating category and whether RJ Bank had the loan rated differently (either more or less critically) than the SNC review findings and therefore, could result in higher (or lower) loan loss provisions than previously recorded.  In addition, all of RJ Bank’s loans, including SNC loans, are subject to regulatory review by RJ Bank’s primary regulator, The Office of Thrift Supervision.

In our future filings, we will add disclosure that a significant portion of RJ Bank’s commercial loan portfolio is comprised of participations in large syndicated loans including many that are reviewed pursuant to the SNC process. SNC loans are also subject to regulatory review by the regulator of the agent bank and the findings of any reviews performed by other regulators are in turn provided to RJ Bank and incorporated into RJ Banks internal loan review. We will clarify that all commercial loans are subject to our internal review procedures and regulatory review by the Office of Thrift Supervision, the regulator of RJ Bank.

*   *   *   *

On behalf of the Company, I acknowledge that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Thomas A. James
Chairman and Chief Executive Officer